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EXX - Exxaro Resources Limited - Results Of Annual 25 Apr 2008

EXX
EXX
EXX - Exxaro Resources Limited - Results Of Annual General Meeting
EXXARO RESOURCES LIMITED
(previously Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

SUPPL

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that all the resolutions proposed at the annual general meeting of Exxaro shareholders held on 25 April 2008, including the special resolution authorising the directors of Exxaro to repurchase shares, were passed with the requisite majorities.

The special resolution will be lodged with the Companies and Intellectual Property Registration Office for registration.

Note:
Exxaro is a diversified resources group with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities.

Sponsor
JP Morgan Equities Limited
25 April 2008

Date: 25/04/2008 13:24:15 Produced by the JSE SENS Department.

[redacted]

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08002617

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EXX

EXX - Exxaro - Acceptance Of Conditional Awards Granted In Terms Of The Deferred Bonus Plan Scheme ("DBP Scheme") To Directors Of Exxaro And Its Major Subsidiaries

EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

ACCEPTANCE OF CONDITIONAL AWARDS GRANTED IN TERMS OF THE DEFERRED BONUS PLAN SCHEME ("DBP Scheme") TO DIRECTORS OF EXXARO AND ITS MAJOR SUBSIDIARIES

In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements notice is hereby given that directors of Exxaro and its major subsidiaries received and accepted awards granted in terms of the DBP Scheme.

Class of shares:	Ordinary
Nature of transaction:	DBP Scheme
Nature of interest:	Direct Beneficial
Vesting period:	3 years
Market price per share:	R111.88
Date of transactions:	2 April 2008
Name:	SA Nkosi
Number of shares:	3,291
Name:	WA de Klerk
Number of shares:	1,940
Name:	MDM Mgojo
Number of shares:	1,194
Name:	PA Koppeschaar
Number of shares:	928

The necessary prior clearance was obtained.

4 April 2008
MS VILJOEN
COMPANY SECRETARY
Sponsor:
JPMorgan Equities

Date: 04/04/2008 11:03:01 Produced by the JSE SENS Department.

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EXX - Exxaro - No Change Statement And Notice Of A 1 Apr 2008

EXX
EXX
EXX - Exxaro - No Change Statement And Notice Of Annual General Meeting
Exxaro Resources Limited
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
Registration number: 2000/011076/06
Share code: EXX
ISIN: ZAE000084992
("Exxaro" or "the company")

NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

Shareholders are advised that the audited annual financial statements for the year ended 31 December 2007 posted on 31 March 2008 are unchanged from the reviewed results which were published in the press on 21 February 2008.

Notice is hereby given that the annual general meeting of Exxaro will be held at Exxaro`s Corporate Centre, Roger Dyason Road, Pretoria West on Friday, 25 April 2008 at 10:00. The notice of annual general meeting is issued with the annual report.

1 April 2008
MS VILJOEN
COMPANY SECRETARY
Sponsor:
JP Morgan Equities Limited

Date: 01/04/2008 15:41:18 Produced by the JSE SENS Department.

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END